Stop 3561

July 15, 2005

BY U.S. MAIL and FACSIMILE [(904) 249 - 1466]

Mr. Edward B. Alexander
   President and Chief Operating Officer
EACO CORPORATION
2113 Florida Boulevard
Neptune Beach, Florida 32266

 RE: EACO Corporation
   Item 4.01 Form 8-K
   Filed June 27, 2005
   File No. 0-14311

Dear Mr. Alexander:

 We have reviewed the above referenced filing for compliance
with
the requirements with respect to the Item 4.01 disclosures of the
Form 8-K.

 We note the intended resignation of the former auditors,
Deloitte & Touche LLP, will occur effective upon conclusion of
their
review of your interim financial information for the quarter ended
June 29, 2005.

 As such, file an amendment to the Item 4.01 Form 8-K, within
four days after filing your June 29, 2005 quarterly report on Form
10-Q. The amended Item 4.01 Form 8-K should indicate whether
there
are any disagreements through that date and include an updated
confirming auditors` letter, filed as Exhibit 16.1.

 Any questions should be directed to Ms. Beverly A. Singleton,
Staff Accountant, at (202) 551-3328.

        Sincerely,

        David R. Humphrey
        Accounting Branch Chief